USG&E, Inc.
290 NW 165th Street
Penthouse 5
North Miami Beach, Florida 33169
September 19, 2006

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC 20549-1004

RE:	USG&E, Inc. Registration Statement on Form S-4 Filed on August 15, 2005 Commission File No. 333-127538
Ladies and Gentlemen:
     Pursuant to Rule 477(a) and (c) of the Securities Act of 1933, as amended (the “Act”), USG&E, Inc. (the “Company”) hereby respectfully requests the withdrawal of the registration statement (the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”) on August 15, 2005. No securities were sold in connection with the Registration Statement.
     The Company hereby further requests:
1.	That the Commission find that the withdrawal hereby requested is consistent with the public interest and protection of investors; and

2.	That an order with the date of granting of this withdrawal be included in the files of the Commission for the Registration Statement, stating “Withdrawn upon the request of the Registrant, the Commission consenting thereto”.
     If you have any questions regarding this application for withdrawal, please contact our counsel, Philip B. Schwartz, at (305) 982-5604.

Very truly yours, USG&E Inc.
/s/ Doug Marcille
Doug Marcille
Chief Executive Officer